UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                      SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                   (AMENDMENT NO. 20)

               NAM TAI ELECTRONICS, INC.
                    (Name of Issuer)

             Common Shares, $0.01 par value
             (Title of Class of Securities)

                       629865 205
                     (Cusip Number)

                    Mr. M. K. Koo
                    Nam Tai Electronics (Canada) Ltd.
                    999 West Hastings Street
                    Suite 530
                    Vancouver, British Columbia
                    V6C 2W2  Canada
                    Telephone:  (604) 669-7800
                    Fax:  (604) 669-7816
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                  --------------------------------

                     with copy to:

               Mr. Lorne Waldman, ESQ.
               Nam Tai Electronics (Canada) Ltd.
               999 West Hastings Street
               Suite 530
               Vancouver, British Columbia
               V6C 2W2  Canada
               Telephone:  (604) 669-7800
               Fax:  (604) 669-7816

                   November 24, 1997
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /  /.

                   Page 1 of 5 pages
                   No exhibit index.


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Ming Kown Koo
----------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                            (a)/  /
     N/A                                (b)/  /
----------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------
4    SOURCE OF FUNDS
      PF and OO (margin loan)
----------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
         N/A
---------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canadian
----------------------------------------------------------
NUMBER OF   7  SOLE VOTING POWER
SHARES         2,919,627
BENEFICIALLY   ------------------------------------------
OWNED BY    8  SHARES VOTING POWER
EACH           N/A
REPORTING   ------------------------------------------
PERSON      9  SOLE DISPOSITIVE POWER
WITH           3,875,264
            -------------------------------------------
            10 SHARES DISPOSITIVE POWER
               N/A
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     3,875,264
-------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                              /X/
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.9%
----------------------------------------------------------
14   TYPE OF REPORTING PERSON
        IN
----------------------------------------------------------
Item 1.  Security and Issuer.

     This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the
"Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located in Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, T.S.T., Kowloon, Hong Kong.

Item 2.  Identity and Background.

     This statement is being filed by Mr. Ming Kown Koo ("Mr.
Koo") an individual.

     Mr. Koo's business address is Nam Tai Electronics, Inc.,
c/o Nam Tai Electronics (Canada) Ltd., 999 West Hastings
Street, Suite 530, Vancouver, British Columbia, V6C 2W2,
Canada.

     Mr. Koo is the Chairman of the Board of the Company.

     During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

     The funds used by Mr. Koo to purchase the 928,970 Units in the Nam Tai Electronics, Inc. Rights Offering, which are reflected in Item 5(c) as having been purchased by him through Paine Webber Inc. ("Paine Webber") in the Rights Offering, were in part obtained by Mr. Koo through a margin loan of $15,000,000 from Paine Webber, and the balance of the funds were provided from Mr. Koo's personal funds.

Item 4.  Purpose of Transaction.

     The purpose of the transaction was to fully exercise
M.K. Koo's Basic Subscription Rights and the 40% Oversubscription Privilege in Nam Tai Electronics, Inc. Rights Offering, which was declared effective on October 30, 1997 and completed on November 24, 1997, pursuant to the Rights Offering Prospectus. Mr. Koo may sell or acquire additional shares in the future depending on the prevailing market price of the securities; however, pursuant to the Lock-Up Agreement with the Standby Underwriters as disclosed in Item 6, he may not dispose of any shares for 90 days following November 24, 1997 without prior written consent from the Standby Underwriters.

Item 5.  Interest in Securities of the Issuer.

     (a) At November 24, 1997 as a result of the exercise of Mr. Koo's Basic Subscription Right to purchase 663,551 Units, consisting of one Common Shares and one Common Share Purchase
Warrant (the "Warrant"), and his Oversubscription Privilege to purchase 265,419 Units in the Nam Tai Electronics, Inc. Rights
Offering set out in the Rights Offering Prospectus which was declared effective October 30, 1997, Mr. Koo beneficially owns
3,875,264 Common Shares or 31.9% of the Common Shares outstanding of the Company. The amount of Common Shares includes 928,970 Common Shares that Mr. Koo may acquire upon exercise of Warrants, and 26,667 shares that Mr. Koo may acquire upon exercise of stock options, exercisable within 60 days of the date of filing. The percentage ownership was calculated in accordance with Rule 13(d)(i) under the Securities Exchange Act of 1934. The amount of Common Shares and percentage ownership excludes 200,000 Common Shares registered to Mars Yue Kung Koo, Mr. Koo's son, as to which Mr. Koo disclaims beneficial ownership.

     (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a) as beneficially owned by him. Pursuant to a Lock-Up Agreement signed by Mr. Koo as a requirement of the Standby Underwriters to the Rights Offering, Mr. Koo cannot dispose of any securities of the Company for a period of 90 days from November 24, 1997 without prior written consent from the Standby Underwriters.


     (c) Mr. Koo purchased 928,970 Common Shares, subsequent to the filing of his previous Schedule 13D and within the last 60 days by purchasing from the Company pursuant to Nam Tai Electronics, Inc. Rights Offering which was completed November 24, 1997, 928,970 Units consisting of one Common Share and one Warrant, at $17.00 per Unit, for a total purchase price of $15,792,490.00 Pursuant to this transaction, Mr. Koo may acquire an additional 928,970 Common Shares upon the exercise of the 928,970 Warrants at an exercise price of $20.40. The Warrants expire on November 24, 2000 and are redeemable by the Company at $0.05 per Warrant, upon 30 days' notice, at any time after November 24, 1997 if the closing sale price per Common Shares for 20 consecutive trading days, within the 30-day period prior to the date of the notice of redemption, equals or exceeds $25.50. In the event the Company gives notice of its intention to redeem, a holder would be forced either to exercise the Warrant within 30 days of the notice, or accept the redemption price.


Item 6.  Contracts, Arrangements, Understandings or
 Relationships with Respect to Securities of the  Issuer.

     Pursuant to a Lock-Up Agreement signed by Mr. Koo as a requirement of the Standby Underwriters to the Rights
Offering, Mr. Koo cannot dispose of any securities of the Company for a period of 90 days from November 24, 1997 without prior written consent from the Standby Underwriters.

     Mr. Koo has obtained prior written consent from the Standby Underwriters to allow him to use his Nam Tai Electronics, Inc. holdings as collateral for his Paine Webber Margin Account, and the Standby Underwriters agrees to release Paine Webber from the Lock-Up Agreement to allow Paine Webber to sell the underlying stock for either a margin call, or in the case where Paine Webber feels it is necessary to sell an amount of stock needed to cover the total margin debt in Mr. Koo's Paine Webber account.


Item 7.  Material to Be Filed as Exhibits.

     Not applicable



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 1997

                         By:   \s\ M.K. Koo
                         -----------------------
                         Ming Kown Koo